Mail Stop 4561

September 19, 2008

Mr. Jeffrey Park
Chief Financial Officer
SXC Health Solutions Corp.
2441 Warrenville Road, Suite 610
Lisle, IL 60532

> **Re: SXC Health Solutions Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **File No. 000-52073**

Dear Mr. Park:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business

Customers, page 17

1.   We note the disclosure here and elsewhere in your filing that one customer accounted for at least 10% of your revenue for fiscal years 2006 and 2007,

respectively. We note further the risk factor disclosure on page 22 regarding your dependence on key customers. To the extent that the loss of any 10% customer would have a material adverse effect on the company, please name such customer and ensure that its relationship with the company is described in materially complete terms in the filing. See Item 101(c)(1)(vii). If you believe that you are not materially dependent on any 10% customer, please provide support for your belief in your response letter. In addition, if you have an agreement with any such customer that you have not filed as an exhibit to your Form 10-K, please advise in your response letter how you determined that you were not required to file such agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

2.   You indicate in your risk factor disclosure that you rely on third-party licenses for some of the technology used in your solutions and that the loss of such licenses could materially harm your business, financial condition and results of operation. We were unable, however, to locate a discussion of these licenses in the business section. To the extent your business is materially dependent on these licenses, the agreements and their material terms should be discussed. Further, please tell us what consideration you gave to filing these agreements as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 34

3.   Please consider expanding your "Overview" in future annual reports on Form 10-K to include management's perspective on the business and to provide context for the remainder of the Management's Discussion and Analysis. We note that you have discussed some trends that may represent opportunities for the company, such as aging demographics and increased use of prescription drugs. Please consider supplementing this discussion in future filings to identify material risks and challenges facing the company, for example the competition and consolidation in your industry as highlighted elsewhere in your Form 10-K as well as in Management's Discussion and Analysis in your Form 10-Q for the quarterly period ended June 30, 2008, and to describe management's strategy for handling such material risks and challenges. Refer to SEC Release 33-8350.

Liquidity and Capital Resources

Cash flows from operating activities, page 42

4.   We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of

your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350. Similar concerns apply to your disclosures in your Form 10-Q for the quarter ended June 30, 2008.

Item 8. Financial Statements

Consolidated Statements of Operations, page 54

5.   Please tell us how you considered Rule 5-03(b)(2) of Regulation S-X in your 2007 Form 10-K and in your Form 10-Q for the quarter ended June 30, 2008. In this regard, we note that you do not break out cost of revenue between products and services.

Consolidated Statements of Cash Flows, page 55

6.   Please tell us how you considered paragraphs 19(e) and 23(c) of SFAS No. 95 and paragraph A96 of SFAS No. 123R. In this regard, we note that you have not disclosed the amount of excess tax benefits as a separate line item within operating cash flows and it appears that you may offset the excess tax benefits against income taxes payable.

Notes to Consolidated Financial Statements

2. Significant accounting policies

(c) Revenue recognition, page 57

7.   We note that you earn a transaction fee for your ASP services. Please explain in greater detail your revenue recognition policy for ASP transaction fees and refer to the authoritative guidance you relied upon when determining your accounting. Your response should address the contracts that have substantive minimum monthly royalty payments and those that do not. As part of your response, please tell us how you considered EITF 00-21 and tell us which elements are undelivered.

8.   Please describe for us, in greater detail, your methodology for establishing VSOE of your licenses. Describe the process you use to evaluate the various factors that affect your establishment of VSOE including volumes sold, customer type and pricing factors. As part of your response, please confirm to us that you have a

history of selling the software licenses on a standalone basis and specifically confirm that these sales do not include PCS. See paragraphs 9 and 10 of SOP 97-2.

9.   We note your disclosure regarding services that are not considered essential to the functionality of the software; however, there is significant customization of the software.   Please describe the nature of these services and explain to us how you have concluded that the services should be accounted for separately. Refer to paragraphs 7 and 63 to 71 of SOP 97-2. As part of your response, please explain to us how you were able to conclude that these services, which result in "significant customization" of the software, are not essential to the functionality of the software.

10.   We note that you use direct labor costs to measure performance for fixed price service contracts. Determining whether an act triggers revenue recognition generally should be based on whether that act results in value being provided to the customer, not on the level of costs associated with the act. Please explain to us how you determined that recognizing revenue based on direct labor costs appropriately reflects the value being provided to your customers. As part of your response, explain why you did not use output measures such as interim deliverables or milestones to measure performance.

14. Segmented information, page 74

11.   We note your revenue from Canadian operations was $3.9 million, $2.2 million, and $1.1 million for the years ended December 31, 2007, 2006, and 2005, respectively. We further note your disclosure on page 71, that income from the Canadian operations before income taxes was $8.6 million, $4.3 million and $2.6 million for the years ended December 31, 2007, 2006, and 2005, respectively. Please explain to us how your income from Canadian operations is greater than your revenue from Canadian operations in each of the past three years.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 78

12.   We note your disclosure that, "[y]our Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date such disclosure controls and procedures were effective to ensure that information required to be disclosed by [you] in the reports [you] file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." Please confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under

the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Similar concerns apply to your Form 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008. Also, please confirm that you will modify your disclosure in future filings.

Item 10. Directors, Executive Officers and Corporate Governance, page 78

13.   You do not appear to have provided the disclosure called for by Item 407(c)(3) of Regulation S-K relating to material changes to the procedures by which security holders may recommend nominees to your board of directors. In this regard, please be advised that Rule 12b-13 under the Exchange Act provides that if an item in an Exchange Act report is inapplicable or the answer thereto is in the negative, an appropriate statement to that effect shall be made. Please advise why you have not provided the required the Item 407(c)(3) disclosure or an appropriate negative statement in this section of your filing.

Item 11. Executive Compensation

Compensation Discussion and Analysis

Annual Bonus, page 85

14.   It appears from your disclosure that corporate performance targets, such as revenue growth, "Adjusted EBITDA margin %" and earnings per share growth, were material to SXC's executive compensation policies and decision-making processes for fiscal 2007, in particular its determination of cash bonuses for named executive officers. As you have not provided quantitative disclosure of the terms of these performance targets, we assume that the company concluded that quantitative disclosure of such targets would cause it competitive harm, based on supporting analysis and in reliance on Instruction 4 to Item 402(b) of Regulation S-K. In your response letter, please confirm that our assumption in this regard is accurate, or advise. In addition, if you rely on Instruction 4 to Item 402(b) to exclude performance targets from future filings, please ensure that your filing discusses the level of difficulty of the undisclosed performance targets. Refer to the Division of Corporation Finance's "Staff Observations in the Review of Executive Compensation Disclosure," modified October 9, 2007, available on our website.

15.   In addition, you disclose that cash bonuses for 2007 were determined based in part on "certain individual goals" for each named executive officer, but you do not identify these individual performance factors. Please expand your disclosure

to describe the specific elements of individual performance that are taken into account for purposes of annual cash bonuses. See Item 402(b)(2)(vii).

Item 13. Certain Relationships and Related Transactions and Director Independence

Related Party Transactions, page 101

16. You disclose that none of your directors, executive officers or senior officers or any of their respective associates or affiliates is currently, or was during the prior fiscal year, indebted to the company. You do not, however, provide a statement regarding any other types of transactions with related persons under Item 404(a) of Regulation S-K since the beginning of your last fiscal year. Please confirm, if accurate, that you had no related person transactions under Item 404 of Regulation S-K during the applicable time period, and ensure that future filings include the disclosure required by Item 404(a) or provide an appropriate negative statement.

17. You state that your Audit Committee considers "all relevant factors" when determining whether to approve a related person transaction. Please expand this disclosure to identify clearly the standards to be applied pursuant to your related person transactions policy, as called for by Item 404(b)(1).

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or Barbara Jacobs, Assistant Director at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief